Exhibit 21
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List of subsidiaries of Omagine, Inc. as of December 31, 2010:


1. Journey of Light, Inc. ("JOL") is a wholly owned subsidiary of Omagine Inc. JOL is incorporated in New York and does business under the name Journey of Light.

2. Omagine, LLC ("Omagine LLC") is a wholly owned subsidiary of Omagine, Inc. Omagine LLC is incorporated in the Sultanate of Oman as a limited liability company.